Ballard Power Systems
9000 Glenlyon Parkway
Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Power Systems Inc.
News Release

Ballard Announces 2006 Operating Achievements Conference Call

For Immediate Release – January 23, 2006

Vancouver, Canada — Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) will hold a conference call to discuss its 2006 operating achievements and provide performance targets for 2007 on Tuesday, January 30, 2007 at 8:00 a.m. PST (11:00 a.m. EST).

Ballard will hold a conference call to discuss its 2006 fourth quarter and year end financial results on February 22, 2007.

Access to the January 30th call may be obtained by calling the operator at 604-638-5340 before the scheduled start time. A playback version of the call will be available for 24 hours after the call at 604-638-9010. The confirmation number to access the playback is 5173#. The simultaneous audio web cast can be accessed on Ballard’s website at www.ballard.com and will be archived for replay.

About Ballard
Ballard Power Systems (TSX: BLD, NASDAQ: BLDP) is recognized as a world leader in the development, manufacture and sale of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

For further information, please contact Nick Kovics at 604.412.3195